Exhibit 99.7
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
October 12, 2012

CORPORATE PARTICIPANTS

V. Balakrishnan
Member of the Board and Chief Financial Officer

S. D. Shibulal
Chief Executive Officer and Managing Director

Rajiv Bansal
Vice President, Finance

B. G. Srinivas
Member of the Board, Head of Europe and Global Head - Financial Services & Insurance

Stephen R. Pratt
Head - Consulting and Systems Integration and Member - Executive Council

Basab Pradhan
Head – Sales, Marketing and Alliances and Member – Executive Council

Sanjay Purohit
Head - Products, Platforms and Solutions

INTERVIEWER

Udayan Mukherjee
CNBC

Udayan Mukherjee

Good morning to all of you. Thanks for joining in. Bala, what happened? It has come as a bit of a shocker for the market. Why are you stepping down as CFO?

V. Balakrishnan

It is not a shocker. We have a tradition of giving way to youngsters. Rajiv is a great guy. He is young. He has to find his day in the sun. So I am stepping down from the role but I will be continuing to handle the other portfolio, like the India Business, Finacle and BPO. So it is a tradition of Infosys and we are continuing with the tradition.

Udayan Mukherjee

Shibu, why was this reallocation required because Bala has been CFO for a long time, I mean he is the face for the market as well. Why did you need to do this reallocation of role?

S.D. Shibulal

Bala has been handling a very large business portfolio which is actually going very well for us. If you look at BPO for example, this year when we are talking about at least 5% growth, the BPO will be growing 18%. India - if you look at this quarter they have closed fantastic deals, the India Post, the Ministry of Corporate Affairs deal. So he has been handling the business portfolio as well as the CFO’s role. As Bala said, this is very much in line with our tradition. We have always given opportunity to youngsters in this organization. This is a very young organization. He has done a fabulous job of being the CFO for the last many years. He has done a fabulous job of actually mentoring Rajiv. Rajiv has been working for the last 13 years and he has been groomed for this role. In tradition with what we have done in the past, giving opportunity to youngsters, Bala has handed over the responsibility to Rajiv.

Udayan Mukherjee

But these businesses which Bala is going to look after, do not account for a very significant portion of Infosys revenue. In that, is it a step down for him?

S.D. Shibulal

It actually accounts for a very strategic part of Infosys revenue. If you look at BPO, it is growing much faster than Infosys average. If you look at India, we have entered India only in the last 4-5 years and we are seeing very good traction and a very different kind of business. The kind of business which we do in India is very system integration-oriented, a lot of government work which he has been doing extremely well and Finacle is very much in line with the 3.0 strategy. The 3.0 strategy is all about increasing products and platforms space. So, the portfolio which Bala is handling is very strategic for Infosys.

Udayan Mukherjee

Rajiv, morning and congratulations. Is it going to be challenging as a CFO at a time when EBIT margins have slipped quite a bit in the current quarter and will probably be more under pressure as you take more wage hikes during the course of the year?

Rajiv Bansal

It is a dream of every financial professional in this country to become a CFO of Infosys. I would like to thank the Board for giving me this opportunity and trusting me with this. It is not easy to step into Bala’s shoes. He has been the role model and an inspiration to all of us for years. He has guided us, supported us and taught us what we do. These are challenging times for the company and the industry. We are going through a transformational journey now where we have defined our strategy. I believe that is the right strategy for the company to create a sustainable superior growth at an industry leading margin. We have challenges but we have to be focused on our long-term strategy and do the right things to ensure that it is a sustainable model. I am not too worried about looking at numbers on a quarter-to-quarter basis and get worried about a little drop of 50-100 basis points here or there on a quarter basis. As long as we are focused on our long-term strategy which we believe it is the right strategy and we are making the right investment, I think that is what matters because we have to get our organization which will sustain for a longer time at an industry leading margin and superior performance.

Udayan Mukherjee

Shibu, some clarifications. The guidance that you are holding out of 5%, it does not include Lodestone, right?

S.D. Shibulal

Actually before I answer that, I forgot to give you a recap of the quarter. Let me just do that now. We have had a decent quarter actually in a very tough time. Our revenues grew by 2.6% quarter-on-quarter to $1797 million. We had good client additions, we added 39 new clients this quarter; 14 of them in Financial Services. Even in a very tough period Financial Services revenue has grown for us. We had good wins. I talked about the India Post and the Ministry of Corporate Affairs. We had 6 large deals closed this quarter; 2 of them more than $200 million. We also won 8 transformational programs. 2 of the large deals are very interesting, both of them are infrastructure-led. If you look at the Harley-Davidson deal which we announced, it is an infrastructure-led deal. We have set up an office in Milwaukee to actually take over that deal. It is very managed services, Infrastructure-led deal. Consulting revenue has gone up this quarter. It has gone back to 30%. So we had decent growth but in a tough environment. The environment continues to be quite challenging. In my mind between the beginning of last quarter and today the environment has not improved. It is exactly where it was. It has done some yo-yo but it is exactly where it was few month back. That is impacting our clients’ ability to take decisions, invest for the long-term. But we are very confident of the future. We are investing. If you look at the investments we are making in the products and platforms, the co-creation we are doing with our clients, the decision we have taken to give compensation hike in a very tough situation. We have taken a decision to give an average of 6% offshore and an average of 2%-3% onsite; offshore hike is effective right now and onsite will be effective next quarter. That means that we are very confident of our future. So our strategy is working. We are in execution. We have a decent set of results this quarter. We are very confident about the future. We are investing into our employees. We are investing into intellectual property. We are investing into our clients’ relationship.

Udayan Mukherjee

Now the question on the guidance which I was asking you, does it include Lodestone?

S.D. Shibulal

It does not include Lodestone because while we have announced Lodestone, it is not closed. We were waiting for the anti-trust clearance from Germany and it has now come. We will close it in the next week or so and then next quarter we will include.

Udayan Mukherjee

So in October-December you will be able to tell us that revenue growth will be 6%-6.5% including Lodestone?

S.D. Shibulal

In October-December we will be able to give you a guidance including Lodestone.

Udayan Mukherjee

Why did you have to cut your dollar EPS guidance for the full year? What were you factoring in?

S.D. Shibulal

That is purely because of currency. The EPS guidance we gave was $3.03 as of last year quarter. Since then, the currency has moved against us, so EPS guidance has been reset it to $2.97. So irrespective of the compensation increase, we have not changed the EPS. Environment has not changed. We have gone out with the compensation increase but we have not changed the EPS guidance which means that we will have to manage it with other expenses.

Udayan Mukherjee

Bala, what happened to EBIT? The correction in the EBIT margin surprised the street quite a bit this quarter.

V. Balakrishnan

The operating margins have come down by 1.6%. It is mainly because we have seen some increase in costs. But if you look at the full year, earlier we said our operating margin could decline by around 50-100 basis points, we are changing that to a decline of 200 bps. What that means is in spite of increase in wages, in spite of currency moving against us in the next 2 quarters (earlier in last guidance we assumed currency at 55, now we are assuming at 53, probably it may go to 50, who knows); we are taking those impacts, still the operating margin for the full year is not changing significantly. In the current quarter, our cost has gone up. I think that will get normalized in the next 2 quarters.

Udayan Mukherjee

Rajiv, do you want to add to that? What kind of costs would have led to that 160 bps erosion in margin?

Rajiv Bansal

We are in the middle of an execution journey for our strategy and it will require certain costs to be incurred at any point of time to ensure that execution happens on time. So there would always be these ups and downs quarter-on-quarter which you look at, but as Bala said it will get normalized over the next 2 quarters. If you have to make an investment in a particular quarter, you do not want to hold it up or split it up between quarters just to manage and show an EPS which might be acceptable. The fact is that we are in the middle of execution, we have to execute on our strategy and that is the only way we will be able to have a sustainable growth. If you look at the full year guidance, we have reset it for the purpose of rupee appreciation but otherwise we have maintained our guidance. So it is just a question of quarter-to-quarter basis.

Udayan Mukherjee

Bala, would margins come under further pressure once the wage hikes kick in, in the second half?

V. Balakrishnan

We are absorbing the wage increase, we are not changing the margin guidance for the full year. The reduction in EPS guidance is only because of currency. That means we will be able to get some of the levers work for us in the next 2 quarters to absorb the costs.

Udayan Mukherjee

Shibu, no improvement in pricing, still remains a fairly difficult environment.

S.D. Shibulal

The pricing from last quarter to this quarter has really not dipped much, we had 0.2% reduction in pricing QoQ. It is stable for us at this point in time. As I said, the environment is quite challenging for our clients. While some of the clients have seen profitability improvement, they are not seeing growth. That means that they are under pressure on their investments, they are under pressure on investments for the long-term and also unable to take decisions. So that will continue to stress out the environment.

Udayan Mukherjee

An analyst was just pointing out that in the internal metrics, $100 million and $300 million plus clients have actually gone down. Are you witnessing any problem there?

S.D. Shibulal

Our growth this quarter is all around. In fact, our top 5 grew by 4.8%, top 10 grew by 3.1% and top 25 grew by 2.6%. Our top client which was a $300 million client, has come down by a few million dollars. That one client is what is showing up. If you look at the million dollar client, it has gone up from 403 to 413. This quarter we had good client addition. Overall growth at every segment, top 5, top 10 and top 25 clients has been good. So the growth has been led by our large clients. One client has shifted down, the $300 million client has become just below $ 300 million.

Udayan Mukherjee

Which vertical is this client from?

S. D. Shibulal

We don’t generally talk about it.

Udayan Mukherjee

No name, but telecom?

S. D. Shibulal

No it is not telecom. So that has shifted the numbers a bit.

Udayan Mukherjee

Bala, you look at India. While Shibu has been saying India is very promising, this quarter has been terrible for India. In fact the reason why your numbers are subdued is because of India. What happened?

V. Balakrishnan

In India, we are sub-scale. We started this unit around 4 years back. We are participating in a lot of deals. We won some of the large transformational deals in this country. In the India Post deal, we are going to transform 150,000 post offices in this country. It is a huge transformational deal for this country. We won the MCA deal. That impact will be coming in the next few years. But we are making a great statement in India. We are winning deals. We are participating in all the large deals. India is all about transformational skills. We are finding a lot of opportunities. You will see the impact coming. Right now it is sub-scale. But if you look at the future, we have won some of the large deals. We will participate in the large deals and the opportunity is huge.

Udayan Mukherjee

Any specific problem Shibu with India or BPO in this current quarter, which might have affected it?

S. D. Shibulal

In India the scale is an issue because when you are sub-scale, you can be choppy because scale cushions your choppiness. As Bala said, the kinds of deals we go after India are actually purely transformational deals. So if you look at the ITCPC, if you look India Post, where we are implementing systems across 150,000 post offices, the Ministry of Corporate Affairs, these are large transformational deals.

Udayan Mukherjee

Rajiv any thoughts on how you are managing the rupee now because that was trending down nicely for you but it is become more volatile, suddenly it sprung back.

Rajiv Bansal

If you look at the period-end movement, it is almost 5%. So we will continue with our strategy of looking at it from a short-term view because it is very difficult to say where the rupee will go tomorrow. With a lot of FDI investment coming into the country, rupee may go up to 50. We need to keep our treasury tuned to the short-term strategy of looking at the rupee and making adjustments if required. But if you at it from our guidance perspective, we take the closing rate. We factor that in and it is very difficult to put the movement of rupee in our model and then try to estimate something. So what we do is, we assume a certain rate, give a guidance and in case there is a movement, then we try to manage. If we can’t, we come back and say that on a constant currency if the rupee impact was not there, this is what it would have been.

Udayan Mukherjee

Shibu I want to ask you more about the environment because you have brought down your constant currency guidance a little bit for the full year. Do you see a lot of ramp down happening or is it just that the environment remains where it was 3 months back, no incremental worsening is happening?

S. D. Shibulal

Please remember we have a 30% exposure to discretionary services (Consulting & Systems Integration). So every year you have to refill the 30% and create growth. Now to create that kind of growth, you need confidence within our client base. If you look our client base, they do not have the confidence to take those decisions. Very large opportunities like the 6 deals which we closed this quarter, they take a longer time to close. Even after closing some of these large opportunities, sometimes the ramp ups do not happen as we planned. It is the environment in US, the environment in Europe, the lack of confidence our client are face with; also our volatile revenue is quite large because we have 30% coming from consulting and system integration. About 33% coming from financial services, which is also very volatile. That is a total of 64%. Even if I normalize it for some of the stability in certain part of business, we are still talking about app 55% of our business being volatile. The discretionary spend is under stress. So we are operating in an uncertain environment. As I said, this quarter has been pretty decent. We have seen all around progress but the environment has not changed from where it was last quarter to this quarter.

Udayan Mukherjee

Just one question on Bala. For a lot of people he is being seen as someone who is being groomed for the succession plan of Infosys, you may or may not agree with that. Does the reallocation which you have done today, have any ramification to Bala’s future progression in the company?

S. D. Shibulal

Actually this company has always developed leaders. We have created a leadership institute in 2002. We have a Tier-1, Tier-2, Tier-3 leadership system in place. We have an Executive Council in place. 3 people were added to the Board last year. We have always developed leaders for every single position at Infosys.

Udayan Mukherjee

I am talking about the CFO position and with specific reference to Bala now?

S. D. Shibulal

Please remember that is a Nomination Committee decision. They will do it at an appropriate time, looking at a wide range of candidates.

Udayan Mukherjee

More members of the Infosys top team have joined me now to talk about various verticals BG Srinivas, Sanjay Purohit, Steve Pratt and Basab Pradhan. Gentlemen, thanks very much for joining in.

Let me start with you BG, with Lodestone, you will probably close the transaction very soon. How do you see it progressing in the October-December quarter onwards?

B. G. Srinivas

If you look at just a reflection of last quarter, in spite of the market being challenging and the continuation of the uncertainty in the Euro zone, we have done pretty good. Sequentially we grew 4.7%, in constant currency we grew 5.1%. We continue to add capability in to the market with which proves to be challenging but we are on a relative basis doing pretty well. In that context, as stated in terms of our strategic direction, we want to enhance the revenue from Europe. In that context, Lodestone fits in very well. As for the procedural matters, we will be able to close the transaction in a week or so. We have already begun the exercise on integration. We see lot of synergies in terms of both enhancing the consulting capability particularly in Continental countries like Switzerland, Germany being the largest presence for Lodestone. There are very few clients where there is an overlap. We believe as we get to the details of the account planning, we should be able to drive downstream revenues in the next couple of quarters once the plans are in place. We are very confident that there are opportunities to be leveraged in both the clients they have as well as some of the new clients we opened up in the continental market.

Udayan Mukherjee

Steve, how critical a plank would Loadstone be in your overall consulting piece?

Steve Pratt

Well, I think it is absolutely strategic to Infosys. Getting $350 million out of Bala is no easy deal. I think it shows that we are serious about our Infosys 3.0 strategy. One of the areas where we needed more scale was Continental Europe. With the addition of Lodestone we can go toe-to-toe with anyone for any global business transformation program. In fact I think that with the acquisition of Lodestone, the coverage that we have and the depth that we have, there is a ‘Big 4’ in Consulting & System Integration. I think now Accenture, IBM, Deloitte and Infosys is the new ‘Big 4’ and I think it’s a real milestone for a company from India to really achieve that designation.

Udayan Mukherjee

How is the market Basab, because pricing remains quite sticky from what we can see and Shibu just spoke about the environment being as challenging as it was one quarter back?

Basab Pradhan

Yes it is. It is quite choppy out there. One week you will get a good jobs report in United States and in the next week, there will be something that happens in Europe. We are particularly concerned about changes that are going on in Europe. Most of our clients even in the US, they have global businesses with a big presence and a big share of revenue coming from Europe. Emerging markets are not contributing like they used to. China is off the peak. It is no longer growing the way it used to and contributing to the growth in the world. So we have a situation where the uncertainty is feeding on itself and long-term projects take a little longer. They get broken up. People are little more conservative in how they spend.

Udayan Mukherjee

Sanjay how is your piece looking this quarter?

Sanjay Purohit

Very clearly the momentum sustains. We are now working with more than 60 clients on our Products & Platforms across the world (excluding Finacle). Very clear indication that Infosys 3.0 strategy is moving on its chartered path. We have now assembled overall a TCV of about $480. If you recollect, last time when we met we were talking about a TCV of $380 million. So over the last 3 months we have secured more business and building that momentum in trajectory. The Cloud business also continues to sustain very well. We work on more than 170 engagements now and have more than 3,000 experts, the business is growing very well. We launched ‘Cloud Ecosystem Hub’ which brought a significant change in the way the industry would use Cloud in the future. I think overall we are continuing to see the momentum that we wanted to see and it is all going in the right direction from our Products, Platforms & Solutions’ perspective.

Udayan Mukherjee

How will Bala’s entry into this space play along? Will it be a complementary role because he would also get into the product space?

Sanjay Purohit

Bala was always there in the sense the Finacle business reported into him and so did the BPO and India. We have always worked extremely well as a team and we continue to be that way. We will probably get him to have more attention on this like Shibu was saying. It is going to be even more exciting journey going in to the future.

Udayan Mukherjee

BG, can one say that the BFSI business is bottoming out because you seemed to be seeing a little bit more traction between quarters.

B. G. Srinivas

See the sector continues to face challenges and there is no easy solution for the sector as I see it in the next many quarters. Having said that, our services business has done well last quarter. There is a lot of initiative within the clients in terms of simplifying and taking cost out. There is a major move in that direction. What we are doing is trying to take proactive ideas to the clients in the setup where they are looking for this initiative, initiatives around both new ideas and new business models which encourage them to have dialogs in the current environment. That is number one.

Numbers two, we have had good wins in the last quarter on platforms because that gives them a flexibility of reducing their capex and have a variability on their opex. These are some of the initiatives we are particularly targeting in the BFS segment given the context which they are in. The good news is to great degree the bottoming out effect as I said is already behind us, but at the same time I must say that the sector will continue to face challenges in the near term.

Udayan Mukherjee

Europe has not done too badly despite all the macro bad news that we keep hearing is, it showing some traction.

B. G. Srinivas

True, we have had some good wins both in existing client accounts in UK particularly in energy and financial services and in the Continent in manufacturing. Interestingly we see Nordics market also opening up both for financial services sector and the manufacturing sector. At the same time in the Continent, we have seen both Germany and then France starting to open up. It is still early days but this market is opening up. As we have done in the past we continue to invest in these markets. Then of course the Loadstone acquisition would help us in the next couple of years to scale that significantly.

Udayan Mukherjee

Basab I was just discussing your largest client with Shibu, the fact that, that scaled down to below $300 million. Are you seeing similar ramp down from your large clients?

Basab Pradhan

I wouldn’t read too much into that. If you look at the total number of clients over $5 million, everything is positive. There are some movements between categories which will get noticed because of the smaller numbers but it is not anything that is we are too concerned about.

Udayan Mukherjee

So what is the problem area? When you say the environment is uncertain and volume growth is still not what it should be or what it can be, what is really the problem?

Basab Pradhan

Well, like I said if demand is going to be uncertain, it is a challenge because we get a lot of our business from discretionary spend. It is the ability of our clients to spend large amounts of money with an outlook to the future where they feel safe and secure about the future of their business. They are not there today and so when they are uncertain about it, they spend in smaller dollars or they take a longer time in deciding and those are the things that we are looking at and saying okay this is not something that has changed in the last few quarters. We have been saying the same thing and in the near future the outlook is going to continue in the same way.

Udayan Mukherjee

Do you see more pressure on pricing in such an environment?

Basab Pradhan

We are not seeing a whole lot of pressure of the kind after the financial crisis when everybody came and asked for a price cut at the same time. Today, there is competitive pressure which is of a different nature which doesn’t all come together but that is par for the course.

Udayan Mukherjee

Steve how is consulting doing in the kind of macro uncertainty that we are seeing? Are clients still willing to spend on something like consulting, is it growing at a pace faster than overall Infosys volumes or at a lower pace.

Steve Pratt

It grew faster than Infosys in Q2. Consulting & System Integration grew 3% sequentially in Q2 and Infosys grew 2.6%. I think it is very important that Infosys 3.0 is designed to future proof the company, to create a company that will be around for 100 years and that means having equal parts of consulting and system integration, business IT services and products and platforms. I think really that’s what makes us a global major. If you look at the results of that strategy, our win rate now has gone over 50% which is a very high win rate. I think the strategies are paying off.

I do want to say actually volumes for the whole company have grown up 3.8% quarter-to-quarter so that is a very healthy growth in volumes. We still have work to do but I think that when our people walk in and compete against all the other members of the Big Four, we are confident that we are going to win.

Udayan Mukherjee

BG what do you have more comfort in, the US market or the European market at this point if you were to compare?

B. G. Srinivas

There are two factors. One is the macroeconomic situation where the US is marginally better compared to Europe. But at the same time we need to also factor in the maturity of market to quickly take decisions, outsource, offshore and in that context US and UK are far ahead. Continent market is fragmented but that is the market which is opening up. It is a big market and you cannot ignore the fact that Europe is the second biggest market. So while there are distinctions in terms of market behavior and opportunities, we believe that both markets have potential. Because our revenue base is relatively smaller in Europe, we were making a significant investment in Europe to enhance our revenue footprint. I would bet on both. We have opportunities in our core verticals in both the markets and there is enough headroom to grow in both the markets.

Udayan Mukherjee

Were there any hiccups Sanjay in the current quarter in the India business particularly or in the products business?

Sanjay Purohit

We have been continuing to win the deals and build the book of business in the PPS business. Actually some of the most respectable clients across the world have adopted our products and platforms. Just to give you a couple of examples, one of the largest hotel chains in Europe, their complete online commerce system is now operating on top of our ‘Commerce Edge’ platform. If you look at one of the world’s largest life sciences companies, we are working with them on a platform which will help them with the regulatory compliance. We are very core to our clients. When you look at the quarter that has gone by, there were no hiccups in our progression on the products and platform strategy. Probably what you might be referring to would be decimal differences in the percentages of numbers. When you are looking at a small number as a numerator on top of a very large denominator, some minor fluctuations happen because some numbers move back and forth but there is nothing material. It has been a pretty good quarter in that sense because we are active in some very good deals in our products and platforms business.

Udayan Mukherjee

Good luck, thank you very much. Thank you for joining in.